Unaudited Condensed Consolidated Interim Financial Statements

(In US dollars)

HUDBAY MINERALS INC.

For the three and six months ended June 30, 2024 and 2023

HUDBAY MINERALS INC. Condensed Consolidated Interim Balance Sheets (Unaudited and in thousands of US dollars)

		Jun. 30,	Dec. 31,
	Note	2024	2023
Assets
Current assets
Cash and cash equivalents		$483,767	$249,794
Short-term investments	7	40,000	-
Trade and other receivables	8	183,001	203,429
Inventories	9	185,869	207,334
Prepaid expenses and other current assets		12,724	6,289
Other financial assets	10	8,013	4,102
Taxes receivable		561	2,300
		913,935	673,248
Receivable	8	11,757	12,157
Inventories	9	19,310	24,450
Other financial assets	10	5,973	7,089
Intangibles and other assets	11	50,375	52,453
Property, plant and equipment	12	4,230,140	4,316,006
Deferred tax assets		138,183	151,946
Goodwill		72,749	75,285
		$5,442,422	$5,312,634
Liabilities
Current liabilities
Trade and other payables		$226,035	$239,149
Taxes payable		50,765	53,441
Other liabilities	13	36,141	30,035
Other financial liabilities	14	50,273	42,235
Gold prepayment liability	15	15,896	55,901
Lease liabilities	16	29,629	28,902
Deferred revenue	18	81,403	87,672
		490,142	537,335
Other financial liabilities	14	73,864	51,720
Lease liabilities	16	56,492	61,433
Long-term debt	17	1,155,575	1,287,536
Deferred revenue	18	314,556	330,848
Pension obligations		-	6,010
Other employee benefits		95,665	101,849
Environmental and other provisions	19	297,802	321,912
Deferred tax liabilities		376,122	407,152
		2,860,218	3,105,795
Equity
Share capital	21b	2,629,914	2,240,233
Reserves		23,046	30,177
Retained earnings		(170,415)	(173,599)
Equity attributable to owners of the Company		2,482,545	2,096,811
Non-controlling interest		99,659	110,028
		$5,442,422	$5,312,634

Commitments (note 24)

HUDBAY MINERALS INC. Condensed Consolidated Interim Statements of Loss (Unaudited and in thousands of US dollars, except per share amounts)

	Note	Three months ended June 30,		Six months ended June 30,
		2024	2023	2024	2023
Revenue	6a	$425,520	$312,166	$950,509	$607,385
Cost of sales
Mine operating costs		250,247	200,603	514,009	361,887
Depreciation and amortization	6b	97,646	88,670	206,919	156,092
		347,893	289,273	720,928	517,979
Gross profit		77,627	22,893	229,581	89,406
Selling and administrative expenses		18,417	8,600	35,024	17,746
Exploration expenses		5,950	5,319	18,543	13,561
Other expenses	6c	11,213	13,894	27,473	18,853
Re-evaluation adjustment - environmental provision	19	(2,685)	(4,692)	(7,954)	(12,932)
Results from operating activities		44,732	(228)	156,495	52,178
Net interest expense on long term debt	6d	18,460	17,800	37,668	34,807
Accretion on streaming arrangements	6d	6,000	6,596	12,176	13,097
Change in fair value of financial instruments	6d	13,218	(87)	20,172	5,510
Other net finance costs	6d	6,613	6,194	18,288	12,065
Net finance expense		44,291	30,503	88,304	65,479
Earnings (loss) before tax		441	(30,731)	68,191	(13,301)
Tax expense (recovery)	20	20,818	(15,799)	70,033	(3,826)
Net loss for the period		$(20,377)	$(14,932)	$(1,842)	$(9,475)

Attributable to:
Owners of the Company		$(16,583)	$(14,932)	$5,775	$(9,475)
Non-controlling interest		(3,794)	-	(7,617)	-
Net loss for the period		$(20,377)	$(14,932)	$(1,842)	$(9,475)

Net (loss) earnings per share attributable to owners
Basic and diluted		$(0.05)	$(0.05)	$0.02	$(0.04)

Weighted average number of common shares outstanding:
Basic	22	368,344,407	272,228,447	359,562,824	267,157,797
Diluted	22	368,344,407	272,228,447	360,052,424	267,157,797

HUDBAY MINERALS INC. Condensed Consolidated Interim Statements of Comprehensive Income (Loss) (Unaudited and in thousands of US dollars)

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
Net loss for the period	$(20,377)	$(14,932)	$(1,842)	$(9,475)

Other comprehensive (loss) income:
Item that will be reclassified subsequently to net earnings:
Recognized directly in equity:
Net (loss) gain on translation of foreign currency balances	(6,217)	6,489	(23,038)	6,625
	(6,217)	6,489	(23,038)	6,625

Items that will not be reclassified subsequently to net earnings:
Recognized directly in equity:
Gold prepayment revaluation	(1)	(203)	(16)	(188)
Tax effect	-	54	4	50
Remeasurement - actuarial gain (loss)	12,312	(906)	15,887	(2,151)
Tax effect	(2,599)	(77)	(2,580)	(347)
	9,712	(1,132)	13,295	(2,636)

Other comprehensive gain (loss) income net of tax, for the period	3,495	5,357	(9,743)	3,989
Total comprehensive loss for the period	$(16,882)	$(9,575)	$(11,585)	$(5,486)

Attributable to:
Owners of the Company	(13,040)	(9,575)	(1,216)	(5,486)
Non-controlling interest	(3,842)	-	(10,369)	-
Total comprehensive loss for the period	$(16,882)	$(9,575)	$(11,585)	$(5,486)

HUDBAY MINERALS INC. Condensed Consolidated Interim Statements of Cash Flows (Unaudited and in thousands of US dollars)

	Note	Three months ended June 30,		Six months ended June 30,
		2024	2023	2024	2023
Cash generated from operating activities:
Net loss for the period		$(20,377)	$(14,932)	$(1,842)	$(9,475)
Tax expense (recovery)	20	20,818	(15,799)	70,033	(3,826)
Items not affecting cash:
Depreciation and amortization	6b	98,028	88,987	207,787	156,739
Share-based compensation expense		8,730	705	14,588	1,900
Net finance expense	6d	44,291	30,503	88,304	65,479
Inventory adjustments		-	906	-	906
Amortization of deferred revenue and variable consideration	6a	(11,566)	(18,175)	(34,737)	(34,032)
Pension and other employee benefit payments, net of accruals		2,007	807	5,234	3,881
Amortization of community agreements		5,062	1,624	8,083	3,234
Re-evaluation adjustment - environmental obligation	19	(2,685)	(4,692)	(7,954)	(12,932)
Decommissioning and restoration payments		(202)	(215)	(350)	(1,119)
Net payments on settlement of non-QP hedges		(1,603)	-	(1,603)	-
Other	25a	1,129	(5,177)	7,448	(11,647)
Taxes paid		(21,604)	(8,664)	(85,424)	(17,622)
Operating cash flow before change in non-cash working capital		122,028	55,878	269,567	141,486
Change in non-cash working capital	25b	16,454	(31,321)	8,591	(45,650)
		138,482	24,557	278,158	95,836
Cash used in investing activities:
Acquisition of property, plant and equipment		(89,495)	(65,862)	(151,866)	(130,814)
Community agreements		(2,590)	(2,733)	(3,969)	(4,645)
Grants received	12	-	-	2,400	-
Cash and cash equivalents acquired in Copper Mountain acquisition, net of cash paid	4	-	10,689	-	10,689
Net sale of investments		-	-	-	53
Proceeds from disposition of property, plant and equipment		-	512	-	650
Short-term investments	7	(40,000)	-	(40,000)	-
Interest received		2,910	1,473	5,340	3,070
		(129,175)	(55,921)	(188,095)	(120,997)
Cash generated from (used in) financing activities:
Repayment of revolving credit facility	17b	(90,000)	-	(100,000)	40,000
Repurchase of senior unsecured notes, net of discount	17a	(33,771)	-	(33,771)	-
Equity issuance, net of transaction and share issuance costs	4, 21b	386,195	(188)	386,195	(188)
Interest paid on long-term debt		(32,435)	(31,875)	(33,339)	(31,875)
Financing costs		(5,270)	(3,023)	(10,600)	(6,156)
Lease payments	16	(8,140)	(5,067)	(15,889)	(10,431)
Equipment financing payments		(2,315)	-	(3,164)	-
Gold prepayment repayments	15	(23,999)	-	(45,432)	(6,428)
Deferred Rosemont acquisition payment		-	(5,000)	-	(5,000)
Net proceeds from exercise of stock options and warrants		1,097	30	2,353	108
Dividends paid	21b	-	-	(2,591)	(1,908)
		191,362	(45,123)	143,762	(21,878)
Effect of movement in exchange rates on cash		(1,287)	658	148	1,108
Net increase (decrease) in cash and cash equivalents		199,382	(75,829)	233,973	(45,931)
Cash and cash equivalents, beginning of the period		284,385	255,563	249,794	225,665
Cash and cash equivalents, end of the period		$483,767	$179,734	$483,767	$179,734

HUDBAY MINERALS INC. Condensed Consolidated Interim Statements of Changes in Equity (Unaudited and in thousands of US dollars)

	Share capital (note 21)	Other capital reserves	Foreign currency translation reserve	Remeasurement reserve	Retained earnings	Total	Non- controlling interest	Total equity
Balance, January 1, 2023	$1,780,774	$58,503	$(14,759)	$(17,206)	$(235,503)	$1,571,809	$-	$1,571,809
Net loss	-	-	-	-	(9,475)	(9,475)	-	(9,475)
Other comprehensive income (loss)	-	-	6,625	(2,636)	-	3,989	-	3,989
Total comprehensive income (loss)	-	-	6,625	(2,636)	(9,475)	(5,486)	-	(5,486)
Contributions by and distributions to owners:
Dividends (note 21b)	-	-	-	-	(1,908)	(1,908)	-	(1,908)
Shares issued on acquisition of Copper Mountain, net of share issuance costs (note 4)	436,499	-				436,499	106,976	543,475
Stock options	-	948	-	-	-	948	-	948
Issuance of shares related to stock options exercised	165	(57)	-	-	-	108	-	108
Total contributions by and distributions to owners	436,664	891	-	-	(1,908)	435,647	106,976	542,623

Balance, June 30, 2023	$2,217,438	$59,394	$(8,134)	$(19,842)	$(246,886)	$2,001,970	$106,976	$2,108,946
Net earnings	-	-	-	-	75,842	75,842	3,176	79,018
Other comprehensive income (loss)	-	-	2,726	(5,837)	-	(3,111)	(124)	(3,235)
Total comprehensive income (loss)	-	-	2,726	(5,837)	75,842	72,731	3,052	75,783
Contributions by and distributions to owners:
Dividends (note 21b)	-	-	-	-	(2,555)	(2,555)	-	(2,555)
Shares and warrants issued on acquisition of Rockcliff (note 5)	12,503	725	-	-	-	13,228	-	13,228
Flow-through shares issued, net of share issuance costs (note 21b)	10,166	-	-	-	-	10,166	-	10,166
Stock options	-	1,189	-	-	-	1,189	-	1,189
Issuance of shares related to stock options exercised	126	(44)	-	-	-	82	-	82
Total contributions by and distributions to owners	22,795	1,870	-	-	(2,555)	22,110	-	22,110

Balance, December 31, 2023	$2,240,233	$61,264	$(5,408)	$(25,679)	$(173,599)	$2,096,811	$110,028	$2,206,839

HUDBAY MINERALS INC. Condensed Consolidated Interim Statements of Changes in Equity (Unaudited and in thousands of US dollars)

	Share capital (note 21)	Other capital reserves	Foreign currency translation reserve	Remeasurement reserve	Retained earnings	Total	Non- controlling interest	Total equity
Balance, January 1, 2024	$2,240,233	$61,264	$(5,408)	$(25,679)	$(173,599)	$2,096,811	$110,028	$2,206,839
Net loss	-	-	-	-	5,775	5,775	(7,617)	(1,842)
Other comprehensive (loss) income	-	-	(20,286)	13,295	-	(6,991)	(2,752)	(9,743)
Total comprehensive (loss) income	-	-	(20,286)	13,295	5,775	(1,216)	(10,369)	(11,585)
Contributions by and distributions to owners:
Dividends (note 21b)	-	-	-	-	(2,591)	(2,591)	-	(2,591)
Shares issued on equity raise, net of share issuance costs	386,195	-	-	-	-	386,195	-	386,195
Stock options	-	993	-	-	-	993	-	993
Issuance of shares related to stock options and warrants exercised	3,486	(1,133)	-	-	-	2,353	-	2,353
Total contributions by and distributions to owners	389,681	(140)	-	-	(2,591)	386,950	-	386,950

Balance, June 30, 2024	$2,629,914	$61,124	$(25,694)	$(12,384)	$(170,415)	$2,482,545	$99,659	$2,582,204

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and six months ended June 30, 2024 and 2023

1. Reporting entity

Hudbay Minerals Inc. ("HMI" or the "Company") is a company existing under the Canada Business Corporations Act. The address of the Company's principal executive office is 25 York Street, Suite 800, Toronto, Ontario. The unaudited condensed consolidated interim financial statements ("financial statements") of the Company for the three and six months ended June 30, 2024 and 2023 represent the financial position and the financial performance of the Company and its subsidiaries (together referred to as "Hudbay").

Wholly owned subsidiaries as at June 30, 2024 included HudBay Peru Inc., HudBay Peru S.A.C. ("Hudbay Peru"), HudBay (BVI) Inc., Hudbay Arizona Inc., Copper World, Inc. ("Copper World") and Mason Resources (US) Inc. ("Mason"). On January 1, 2024, the Company amalgamated with Copper Mountain Mining Inc., Hudbay British Columbia Inc. and Rockcliff Metals Corp. ("Rockcliff") and continued carrying on business as Hudbay Minerals Inc. Following the amalgamation, the Company directly holds a 75% interest in Copper Mountain Mine (BC) Ltd. ("CMBC") and is the direct holder of all of Rockcliff's mineral properties. Mitsubishi Materials Corporation ("MMC"), an arms-length party, owns the remaining 25% interest in CMBC.

Hudbay is a diversified mining company with long-life assets in North and South America. Hudbay's operations in Cusco (Peru) produce copper with gold, silver and molybdenum by-products. Hudbay's operations in Manitoba (Canada) produce gold with copper, zinc and silver by-products. Hudbay's operations in British Columbia (Canada) produce copper with gold and silver by-products. Hudbay has a development pipeline that includes copper development projects in Arizona and Nevada (United States), and a focused growth strategy on exploration, development, operation, and optimization of properties that Hudbay already controls, as well as other mineral assets that Hudbay may acquire that fit the Company's strategic criteria. The Company is governed by the Canada Business Corporations Act and its shares are listed under the symbol "HBM" on the Toronto Stock Exchange, New York Stock Exchange and Bolsa de Valores de Lima.

2. Basis of preparation

(a)  Statement of compliance:

These interim financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting as issued by the International Accounting Standards Board ("IASB") and do not include all of the information required for full annual financial statements by International Financial Reporting Standards ("IFRS") as issued by the IASB.

These interim financial statements should be read in conjunction with the Company's audited consolidated financial statements for the year ended December 31, 2023 which includes information necessary or useful to understanding the Company's business and financial statement presentation. In particular, the Company's material accounting policies are presented as note 3 in the Company's audited consolidated financial statements for the year ended December 31, 2023 and have been consistently applied in the preparation of these interim financial statements, in addition to the new standard noted below.

The Board of Directors approved these interim financial statements on August 12, 2024.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and six months ended June 30, 2024 and 2023

(b)  Use of judgements and estimates:

The preparation of the interim financial statements in conformity with IFRS requires Hudbay to make judgements, estimates and assumptions, in applying accounting policies that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the interim financial statements, as well as reported amounts of revenue and expenses during the reporting period. Actual results may differ from these judgements, estimates and assumptions. The interim financial statements reflect the judgements and estimates outlined by Hudbay in its audited consolidated financial statements for the year ended December 31, 2023.

3. New standards

New standards and interpretations adopted

Amendment to IAS 1 - Presentation of Financial Statements

The amendments to IAS 1 clarify that only covenants with which an entity is required to comply on or before the reporting date affect the classification of a liability as current or non-current. In addition, an entity has to disclose information in the notes that enables users of financial statements to understand the risk that non-current liabilities with covenants could become repayable within twelve months. Classification is unaffected by the expectations that the entity will exercise its right to defer settlement of a liability. Lastly, the amendments clarify that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets. The amendments are effective for annual periods beginning on or after January 1, 2024. The amendments have been adopted by the Company and the amendments did not result in any changes to the interim financial statements.

4. Acquisition of Copper Mountain Mining Corporation

On June 20, 2023, Hudbay acquired all of the issued and outstanding common shares of Copper Mountain Mining Inc. (formerly, Copper Mountain Mining Corp., and referred to herein as "Copper Mountain"), as part of a court-approved plan of arrangement. At the time, Copper Mountain held 75% of CMBC, the entity that owns 100% of the Copper Mountain mine. MMC owns the remaining 25% interest in CMBC as a non-controlling interest.

As a result of the acquisition, Hudbay obtained control of Copper Mountain on June 20, 2023.

Management determined that the assets and processes comprised a business and therefore accounted for the transaction as a business combination, using the acquisition method of accounting.

Consideration transferred:
The purchase consideration paid by Hudbay was for 100% of the net assets of Copper Mountain and their 100% owned subsidiaries ("100% owned entities") and a 75% ownership in CMBC. The aggregate purchase consideration for the acquired assets, net of the liabilities assumed is as follows:

Equity instruments (84,165,617 common shares of Hudbay)	$436,687
Cash	3,794
Consideration transferred - June 20, 2023	$440,481

The fair value of the common shares issued was based on Hudbay's listed share price of C$6.87 at the June 20, 2023 acquisition date. Immediately prior to the acquisition, Copper Mountain settled its outstanding restricted share units and performance share units through the issuance of shares and settled its stock options for replacement Hudbay options that were immediately settled in cash.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and six months ended June 30, 2024 and 2023

Hudbay incurred acquisition related costs of $6,752 during the six months ended June 30, 2023, mainly relating to external legal and advisory fees and due diligence costs, which were recorded in other expense in the consolidated income statements. In addition, Hudbay incurred share issuance costs of $188 and presented these as a deduction from share capital.

Identifiable assets acquired and liabilities assumed:

The fair value of the net assets was determined using a combination of market, income and cost methods. The fair value of the non-controlling interest was then computed at a 25% of the equity interest in CMBC.

The following presents the allocation of the final purchase price, resulting in recognized fair value amounts of identifiable assets acquired and liabilities assumed as follows:

Fair value of net assets acquired / (liabilities) assumed	Final
Cash and cash equivalent	$14,483
Trade and other receivables	19,110
Inventories	47,875
Prepaid expenses	3,096
Other financial assets	8,495
Property, plant and equipment	434,821
Mineral properties	369,000
Inventories - low grade stockpile	6,000
Trade and other payables	(77,111)
Advances from Hudbay	(3,421)
Lease liabilities	(34,617)
Other financial liabilities	(9,550)
Long-term debt	(144,981)
Environmental and other provisions	(12,702)
Deferred tax liabilities	(148,246)
Total fair value of net identifiable assets acquired	$472,252

The fair values of mineral properties, low grade stockpile and other property, plant and equipment have been determined based on an independent valuation, using a combination of market, income and cost methods. In particular, the fair values of the mineral properties and low grade stockpile have been calculated using significant judgements and estimates.

Trade receivables acquired as part of the acquisition have a fair value of $8,764 which is equal to their gross contractual value. Other receivables acquired have a fair value of $10,346 which is equal to their gross contractual value. Trade and other receivables are expected to be collected during the next 12 months.

Hudbay provided advances to Copper Mountain prior to the acquisition date, which have been recorded as a purchaser loan.

Hudbay recognized goodwill as a result of the acquisition as follows:

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and six months ended June 30, 2024 and 2023

Final
Total consideration transferred	$440,481
Non-controlling interest	106,976
Less: value of net identifiable assets acquired	(472,252)
Goodwill upon acquisition at June 20, 2023	$75,205

The goodwill balance arose from the requirement to record deferred income tax liabilities measured at the tax effect of the difference between the fair values of the assets acquired and liabilities assumed and their tax bases. None of the goodwill recognized is expected to be deductible for income tax purposes.

The results of operations have been consolidated with those of the Company from the date of acquisition and included in the British Columbia operating segment.

5. Acquisition of Rockcliff Metals Corporation

On September 14, 2023, Hudbay acquired all of the issued and outstanding common shares of Rockcliff, as part of a court-approved plan of arrangement. In doing so, Hudbay obtained control of Rockcliff on September 14, 2023.

Management determined that substantially all of the fair value of the gross assets acquired is concentrated in the Talbot exploration property and therefore accounted for the transaction as an asset acquisition.

The purchase consideration paid was 2,675,324 Hudbay common shares and 517,460 Hudbay warrants. For asset acquisitions settled with equity, entities are required to record the net assets acquired based on the fair value of the assets received in exchange for the equity issued, unless that fair value cannot be estimated reliably. Hudbay incurred acquisition related costs of $518 during the third quarter of 2023, mainly relating to external legal and advisory fees and due diligence costs, which were capitalized and included as a cost of acquiring the net assets.

The fair value of the net assets acquired was determined using a combination of income and cost methods. In particular, the fair values of the exploration property have been calculated using significant judgements and estimates. The following presents the fair value amounts of identifiable assets acquired and liabilities assumed:

Fair value of net assets acquired / (liabilities) assumed
Cash and cash equivalents	$270
Accounts receivable and prepaid expenses	98
Property, plant & equipment	33
Exploration property	14,198
Accounts payable and accrued liabilities	(305)
Advance from Hudbay	(548)
Total fair value of net identifiable assets acquired	$13,746

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and six months ended June 30, 2024 and 2023

6. Revenue and expenses

(a) Revenue

Hudbay's revenue by significant product types:

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
Copper	$259,358	$205,719	$544,514	$369,961
Gold	119,526	75,889	297,656	150,815
Zinc	15,502	20,248	30,433	40,090
Silver	10,908	7,241	23,076	13,542
Molybdenum	16,007	16,845	34,202	35,807
Other	473	-	473	239
Revenue from contracts	421,774	325,942	930,354	610,454
Non-cash streaming arrangement items [1]
Amortization of deferred revenue - gold	5,427	7,882	21,875	13,274
Amortization of deferred revenue - silver	6,139	10,293	16,711	15,873
Amortization of deferred revenue - variable consideration adjustments - prior periods	-	-	(3,849)	4,885
	11,566	18,175	34,737	34,032
Pricing and volume adjustments [2]	14,742	(5,281)	35,644	8,064
	448,082	338,836	1,000,735	652,550
Treatment and refining charges	(22,562)	(26,670)	(50,226)	(45,165)
	$425,520	$312,166	$950,509	$607,385

1 See note 18.

2 Pricing and volume adjustments represent mark-to-market adjustments on initial estimate of provisionally priced sales, realized and unrealized changes to fair value of quotational pricing hedge derivative contracts and adjustments to originally invoiced weights and assays.

Consideration from the Company's stream agreements is considered variable (note 18). Gold and silver stream revenue can be subject to cumulative adjustments when the amount of precious metals to be delivered under the contract changes. As a result of changes in the Company's mineral reserve and resource estimate in the first quarter of 2024, the amortization rate by which deferred revenue is drawn down into income was adjusted and, as required, a variable consideration adjustment was made for all prior year stream revenues since the stream agreement inception date. This variable consideration adjustment for the six months ended June 30, 2024 resulted in a decrease in revenue of $3,849 (June 30, 2023 - increase in revenue of $4,885).

      (b) Depreciation and amortization

Depreciation of property, plant and equipment and amortization of intangible assets are reflected in the condensed consolidated interim statements of loss as follows:

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
Cost of sales	$97,646	$88,670	$206,919	$156,092
Selling and administrative expenses	382	317	868	647
	$98,028	$88,987	$207,787	$156,739

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and six months ended June 30, 2024 and 2023

      (c) Other expenses

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
Regional costs	$1,354	$1,003	$2,841	$2,072
Write-down/loss on disposal of PP&E	2,057	821	11,102	890
Amortization of community costs (other assets)	3,757	354	5,514	694
Copper Mountain related acquisition costs (note 4)	-	6,752	-	6,752
Restructuring	250	-	1,193	-
Care & maintenance - Manitoba	3,688	4,612	6,817	8,607
Evaluation costs	136	16	724	107
Reduction of obligation to renounce flow-through share expenditures (note 21b)	(317)	-	(992)	-
Option agreement proceeds (Marubeni)	-	-	(363)	-
Other	288	336	637	(269)
	$11,213	$13,894	$27,473	$18,853

The Arizona business unit held an option to acquire water rights and land, which expired during the first quarter of 2024 without being extended or exercised. The previously capitalized cost to maintain the option, net of accrued interest, of $8,133 is presented as part of write-down of PP&E.

On March 7, 2024, Hudbay and Marubeni Corporation executed an option agreement whereby Marubeni will fund certain minimum annual exploration expenditures for agreed upon properties. During the six months ended June 30, 2024, proceeds of $363 were received and recorded as other income.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and six months ended June 30, 2024 and 2023

      (d) Net finance expense

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
Net interest expense on long-term debt
Net interest expense on long-term debt	$18,460	$17,800	$37,668	$34,807
Accretion on streaming arrangements (note 18)
Additions	6,000	6,596	12,000	13,193
Variable consideration adjustments - prior periods	-	-	176	(96)
	6,000	6,596	12,176	13,097
Change in fair value of financial instruments
Gold prepayment liability (note 15)	1,949	(1,130)	5,411	4,967
Unrealized loss on non-quotational pricing hedges	8,455	-	11,783	-
Realized loss on non-quotational pricing hedges	2,550	-	2,550	-
Investments	264	1,043	428	543
	13,218	(87)	20,172	5,510
Other net finance costs
Net foreign exchange loss	2,094	1,438	6,921	1,744
Accretion on community agreements measured at amortized cost	1,627	791	2,586	1,554
Accretion on environmental provisions	2,590	2,214	5,266	4,618
Accretion on Wheaton refund liability	150	139	300	278
Withholding taxes	794	1,576	1,717	2,981
Loss on disposal of investments	-	-	-	652
Other finance expense	2,805	1,635	7,395	3,365
Interest income	(3,447)	(1,599)	(5,897)	(3,127)
	6,613	6,194	18,288	12,065
Net finance expense	$44,291	$30,503	$88,304	$65,479

Other finance expense relates primarily to standby fees on Hudbay's revolving credit facilities and leases.

Commencing in the first quarter of 2024, Hudbay has entered into copper forward sales, copper costless collars and gold costless collars which are non-quotational pricing ("QP") contracts (note 23b). Subsequent movements in the fair value of non-QP contracts are recognized in change in fair value of financial instruments in the condensed consolidated interim statements of loss.

7. Short-term investments

Short-term investments include guaranteed investment certificates held with Canadian financial institutions. We currently hold two $20,000 guaranteed investment certificates that mature in March 2025 and June 2025, respectively.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and six months ended June 30, 2024 and 2023

8. Trade and other receivables

	Jun. 30, 2024	Dec. 31, 2023
Current
Trade receivables	$151,233	$169,806
Statutory receivables	26,584	27,215
Other receivables	5,184	6,408
	183,001	203,429
Non-current
Taxes receivable	11,757	12,157
	$194,758	$215,586

9. Inventories

	Jun. 30, 2024	Dec. 31, 2023
Current
Stockpile	$32,086	$52,454
Finished goods	56,753	61,266
Materials and supplies	97,030	93,614
	185,869	207,334
Non-current
Stockpile	4,714	9,591
Low grade stockpile[1]	5,808	5,875
Materials and supplies	8,788	8,984
	19,310	24,450
	$205,179	$231,784

1Stockpile of inventory that is not expected to be processed until the end of the Copper Mountain mine life.

The cost of inventories recognized as an expense, including depreciation, and included in cost of sales amounted to $311,689 and $640,191 for the three and six months ended June 30, 2024 (three and six months ended June 30, 2023 - $265,555 and $470,465).

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and six months ended June 30, 2024 and 2023

10. Other financial assets

	Jun. 30, 2024	Dec. 31, 2023
Current
Derivative assets	$5,222	$1,416
Collateral deposit (note 17b)	2,260	722
Restricted cash	531	1,964
	8,013	4,102

Non-current
Investments at fair value through profit or loss	5,973	6,452
Collateral deposit (note 17b)	-	637
	5,973	7,089
	$13,986	$11,191

11. Intangibles and other assets

Intangibles and other assets of $50,375 (December 31, 2023 - $52,453) includes $46,836 of other assets (December 31, 2023 - $48,428) and $3,539 of intangibles (December 31, 2023 - $4,025).

Other assets represent the carrying value of certain future community costs that relate to original agreements with communities for the Constancia operation which allow Hudbay to extract minerals over the useful life of the Peru operation. The liability remaining for these costs is recorded in agreements with communities recorded at amortized cost (note 14). Amortization of the carrying amount is recorded in the condensed consolidated interim statements of loss within other expenses (note 6c) or exploration expenses, depending on the nature of the agreement.

Intangibles mainly represent computer software costs.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and six months ended June 30, 2024 and 2023

12. Property, plant and equipment

Jun. 30, 2024	Cost	Accumulated depreciation and amortization	Carrying amount
Exploration and evaluation assets	$98,643	$-	$98,643
Capital works in progress	820,160	-	820,160
Mining properties	2,527,936	(1,177,588)	1,350,348
Plant and equipment	3,271,424	(1,422,979)	1,848,445
Plant and equipment-ROU assets[1]	263,731	(151,187)	112,544
	$6,981,894	$(2,751,754)	$4,230,140

Dec. 31, 2023	Cost	Accumulated depreciation and amortization	Carrying amount
Exploration and evaluation assets	$96,901	$-	$96,901
Capital works in progress	804,020	-	804,020
Mining properties	2,481,118	(1,093,839)	1,387,279
Plant and equipment	3,262,854	(1,345,604)	1,917,250
Plant and equipment - ROU assets[1]	253,344	(142,788)	110,556
	$6,898,237	$(2,582,231)	$4,316,006

1 Includes $5,074 of capital works in progress - ROU assets (cost) that relate to the Arizona segment (December 31, 2023 - $4,800 related to the Arizona segment).

During the first quarter of 2024, Hudbay received a grant of $2,400 from the Environment and Climate Change Canada related to the purchase of an electric mining shovel in the third quarter of 2023. The carrying amount of the shovel has been deducted by the amount of the grant received. The grant will be recognized in profit or loss over the life of the shovel as a reduced depreciation expense. There were no significant unfulfilled conditions attached to the grant.

13. Other liabilities

	Jun. 30, 2024	Dec. 31, 2023
Unearned revenue	$10	$616
Environmental and other provisions (note 19)	31,603	22,292
Pension liability	734	3,284
Other employee benefits	3,794	3,843
	$36,141	$30,035

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and six months ended June 30, 2024 and 2023

14. Other financial liabilities

	Jun. 30, 2024	Dec. 31, 2023
Current
Derivative liabilities	$14,052	$11,811
Equipment financing	7,574	3,300
Deferred Rosemont acquisition consideration	10,000	9,713
Agreements with communities recorded at amortized cost	18,647	17,411
	50,273	42,235

Non-current
Equipment financing	25,500	7,499
Agreements with communities recorded at amortized cost	41,402	37,568
Wheaton refund liability	6,962	6,653
	73,864	51,720
	$124,137	$93,955

Agreements with communities recorded at amortized cost relate to agreements with communities near the Constancia operation which allow Hudbay to extract minerals over the useful life of the Constancia operation, carry out exploration and evaluation activities in the area and provide Hudbay with community support to operate in the region.

Equipment financing represents agreements that Hudbay has entered into to purchase mining equipment. Hudbay owns the assets and finances the payment of these assets over the specified term. These agreements expire between 2024 and 2029 with interest rates between 3.25% and 7.20% per annum.

As part of the streaming agreement for the 777 mine, Hudbay must repay, with precious metals credits, the stream deposit by August 1, 2052, the expiry date of the agreement. If the stream deposit is not fully repaid with precious metals credits from 777 production by the expiry date, a payment for the remaining amount will be due at the expiry date of the agreement. As the 777 mine has concluded all mining activities following the depletion of reserves and finalized the sales of produced concentrate, Hudbay concluded that the remaining stream deposit will not be repaid by means of precious metals credits from 777 production. The repayment amount is recorded as a Wheaton refund liability, which is and will be discounted at the 9.0% rate inherent in the original 777 stream agreement and accreted over the remaining term of the agreement.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and six months ended June 30, 2024 and 2023

15. Gold prepayment liability

        Gold prepayment liabilities are reflected in the condensed consolidated interim balance sheets as follows:

	Jun. 30, 2024	Dec. 31, 2023
Current	$15,896	$55,901

The following table summarizes changes in the gold prepayment liability:

Balance, January 1, 2023	$71,208
Change in fair value recorded in statement of earnings	11,223
Change in fair value recorded in other comprehensive income	192
Repayments	(26,722)
Balance, December 31, 2023	$55,901
Change in fair value recorded in statements of loss (note 6d)	5,411
Change in fair value recorded in other comprehensive income	16
Repayments	(45,432)
Balance, June 30, 2024	$15,896

During the first quarter of 2023, Hudbay renegotiated its agreements with various financial institutions and deferred eight months of scheduled gold deliveries. Monthly deliveries of the outstanding gold ounces under the new agreements have resumed in October 2023 and will continue until August 2024.

16. Lease liabilities

Balance, January 1, 2023	$61,019
Acquired through the acquisition of Copper Mountain	34,617
Additional capitalized leases	21,401
Lease payments	(25,216)
Derecognized leases	(685)
Accretion and other movements	(801)
Balance, December 31, 2023	$90,335
Additional capitalized leases	11,053
Lease payments	(15,889)
Derecognized leases	(159)
Accretion and other movements	781
Balance, June 30, 2024	$86,121

Lease liabilities are reflected in the condensed consolidated interim balance sheets as follows:

	Jun. 30, 2024	Dec. 31, 2023
Current	$29,629	$28,902
Non-current	56,492	61,433
	$86,121	$90,335

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and six months ended June 30, 2024 and 2023

Hudbay has entered into leases which expire between 2024 and 2037. The interest rates on leases which were capitalized have interest rates between 2.50% and 8.49%, per annum. The range of interest rates utilized for discounting depends  mostly on Hudbay  acting as a lessee and duration of the lease. For certain leases, Hudbay has the option to purchase the equipment and vehicles leased at the end of the terms of the leases. Hudbay's obligations under these leases are secured by the lessor's title to the leased assets. The present value of applicable lease payments has been recognized as an ROU asset, which was included as a non-cash addition to property, plant and equipment, and a corresponding amount as a lease liability.

There are no restrictions placed on Hudbay by entering into these leases.

The following outlines expenses recognized within the Company's condensed consolidated interim statements of loss, relating to leases for which a recognition exemption was applied.

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
Short-term leases	$1,729	$1,170	$2,619	$2,345
Low value leases	73	137	171	249
Variable leases	7,459	4,820	13,950	11,214
Total	$9,261	$6,127	$16,740	$13,808

Payments made for short-term, low value and variable leases would mostly be captured as expenses in the condensed consolidated interim statements of loss, however, certain amounts may be capitalized to PP&E for the Arizona segment during its development phase and certain amounts may be reported in inventories given the timing of sales. Variable payment leases include equipment used for heavy civil works at Constancia.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and six months ended June 30, 2024 and 2023

17. Long-term debt

Long-term debt is comprised of the following:

	Jun. 30, 2024	Dec. 31, 2023
Senior unsecured notes (a)	$1,157,725	$1,190,586
Senior secured revolving credit facilities (b)	(2,150)	96,950
	$1,155,575	$1,287,536

(a) Senior unsecured notes

Balance, January 1, 2023	$1,188,132
Accretion of transaction costs and premiums	2,454
Balance, December 31, 2023	$1,190,586
Repurchases	(34,137)
Accretion of transaction costs and premiums	1,276
Balance, June 30, 2024	$1,157,725

As at June 30, 2024, $1,165,863 aggregate principal amount of senior notes were outstanding in two series: (i) a series of 4.50% senior notes due 2026 ("2026 Notes") in an aggregate principal amount of $588,381 and (ii) a series of 6.125% senior notes due 2029 ("2029 Notes") in an aggregate principal amount of $577,482. During the quarter, the Company repurchased and retired $34,137 of senior unsecured notes at a discount. The discount of $366 recorded under Other expenses in the condensed consolidated interim statements of loss.

The senior notes are guaranteed on a senior unsecured basis by substantially all of the Company's subsidiaries, other than HudBay (BVI) Inc. and certain excluded or unrestricted subsidiaries, which includes CMBC (the Company's 75% owned subsidiary that owns the Copper Mountain mine), and subsidiaries that hold the Copper World and Mason projects as well as any newly formed or acquired subsidiaries that primarily hold or may develop non-producing mineral assets that are in the pre-construction phase of development.

(b) Senior secured revolving credit facilities

Balance, January 1, 2023 [1]	$(3,970)
Proceeds from drawdown, net of repayments	100,000
Accretion of transaction costs	1,627
Transaction costs	(707)
Balance, December 31, 2023	$96,950
Repayments	(100,000)
Accretion of transaction costs	979
Transaction costs	(79)
Balance, June 30, 2024 [1]	$(2,150)

1 Balance, representing deferred transaction costs, is in an asset position.

Hudbay has two senior secured revolving credit facilities with total commitments of $450 million and substantially similar terms and conditions for its Canadian and Peruvian businesses. Hudbay's revolving credit facilities are secured against substantially all of the Company's assets, other than those associated with the Copper World and Mason projects.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and six months ended June 30, 2024 and 2023

During the six months ended June 30, 2024, Hudbay repaid $10,000 under its Canadian revolving credit facility and $90,000 under the Peruvian revolving credit facility.

As at June 30, 2024, there were nil draws under the Canadian and Peruvian revolving credit facilities.

As at June 30, 2024, the Peru segment had nil in letters of credit issued under the Peru revolving credit facility to support its reclamation obligations and the Manitoba segment had $25,263 in letters of credit issued under the Canadian revolving credit facility to support its reclamation and pension obligations. As at June 30, 2024, we were in compliance with our covenants under the revolving credit facilities.

Surety bonds

The Arizona segment had $8,673 in surety bonds issued to support future reclamation and closure obligations. No cash collateral is required to be posted under these surety bonds.

The British Columbia segment had $47,976 in surety bonds issued to support future reclamation and closure obligations and $4,844 in surety bonds with BC Hydro in relation to the BC Hydro transmission system at the Copper Mountain Mine. No cash collateral is required to be posted under these surety bonds.

Other letters of credit

The Peru segment had $126,289 in letters of credit issued with various Peruvian financial institutions to support future reclamation and other operating matters. No cash collateral is required to be posted under these letters of credit.

The British Columbia segment had $2,260 in letters of credit issued with various Canadian financial institutions related to other operating matters. Cash collateral deposit has been posted under these letters of credit (note 10).

Hudbay has a C$130.0 million bilateral letter of credit facility ("LC Facility") with a major Canadian financial institution. As at June 30, 2024, the Manitoba segment had $55,360 in letters of credit issued under the LC Facility to support its reclamation and pension obligations.

18. Deferred revenue

Peru Stream Agreement

For the three and six months ended June 30, 2024, the drawdown rates for the Peru stream agreement for gold and silver were $817 and $14.56 per ounce, respectively (year ended December 31, 2023 - $820 and $15.26 per ounce, respectively).

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and six months ended June 30, 2024 and 2023

The following table summarizes changes in deferred revenue:

Balance, January 1, 2023	$469,538
Amortization of deferred revenue
Liability drawdown	(72,424)
Variable consideration adjustments - prior periods	(4,885)
Accretion on streaming arrangements
Current year additions	26,387
Variable consideration adjustments - prior periods	(96)
Balance, December 31, 2023	$418,520
Amortization of deferred revenue (note 6a)
Liability drawdown	(38,586)
Variable consideration adjustments - prior periods	3,849
Accretion on streaming arrangements (note 6d)
Current year-to-date additions	12,000
Variable consideration adjustments - prior periods	176
Balance, June 30, 2024	$395,959

Consideration from the Company's stream agreement is considered variable. Gold and silver stream revenue can be subject to cumulative adjustments when the number of ounces to be delivered under the contract changes. As a result of changes in the Company's mineral reserve and resource estimate in the first quarter of 2024, the amortization rate by which deferred revenue is drawn down into income was adjusted and, as required, a current period variable adjustment was made for all prior period stream revenues since the stream agreement inception date. This variable consideration adjustment resulted in a decrease in revenue of $3,849 and an increase of finance expense of $176 for the six months ended June 30, 2024 (December 31, 2023 - increase in revenue of $4,885 and a decrease of finance expense of $96).

Deferred revenue is reflected in the condensed consolidated interim balance sheets as follows:

	Jun. 30, 2024	Dec. 31, 2023
Current	$81,403	$87,672
Non-current	314,556	330,848
	$395,959	$418,520

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and six months ended June 30, 2024 and 2023

19. Environmental and other provisions

Reflected in the condensed consolidated interim balance sheets as follows:

Jun. 30, 2024	Decommissioning, restoration and similar liabilities	Deferred share units	Restricted share units	Performance share units	Other [1]	Total
Current (note 13)	$3,569	$14,048	$4,479	$2,058	$7,449	$31,603
Non-current	292,608	-	2,669	2,525	-	297,802
	$296,177	$14,048	$7,148	$4,583	$7,449	$329,405

Dec. 31, 2023	Decommissioning, restoration and similar liabilities	Deferred share units	Restricted share units	Performance share units	Other [1]	Total
Current (note 13)	$1,370	$8,660	$2,147	$727	$9,388	$22,292
Non-current	313,971	-	2,941	1,853	3,147	321,912
	$315,341	$8,660	$5,088	$2,580	$12,535	$344,204

1 Relates primarily to flow-through share premiums, restructuring costs and other non-capital provisions.

Decommissioning and restoration obligations ("DRO") are remeasured at each reporting date to reflect changes in discount rates, exchange rates, and timing and extent of cash outflows which can significantly affect the liabilities. This provision has been recorded based on estimates and assumptions that management believes are reasonable; however, actual decommissioning and restoration costs may differ from expectations.

During the six months ended June 30, 2024, the Company recorded a non-cash gain of $7,954 in the condensed consolidated interim statements of loss mainly related to a revaluation adjustment to the Flin Flon environmental reclamation provision. The first half of 2024 was impacted by an increase in long term, risk-free real discount rates based on changes in Canadian bond yields. Typically, an operating location will reflect any revaluation adjustments to the environmental reclamation provision against its reclamation assets. However, as the Flin Flon operations closed in June 2022, the corresponding Flin Flon assets have been fully depreciated and cannot be reduced below residual value resulting in the remaining impact being recorded as a gain in the condensed consolidated interim statements of loss.

As at June 30, 2024, decommissioning, restoration and similar liabilities have been discounted to their present value at rates ranging from 3.39% to 5.31% per annum (December 31, 2023 - 3.01% to 4.86%), using pre-tax, risk-free interest rates that reflect the estimated maturity of each specific liability.

During the six months ended June 30, 2023, the Company recorded a non-cash gain of $12,932 in the condensed consolidated interim statements of loss mainly related to a revaluation adjustment to the Flin Flon environmental reclamation provision.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and six months ended June 30, 2024 and 2023

20. Income and mining taxes

The tax expense is applicable as follows:

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
Current:
Income tax expense (recovery)	$20,569	$(1,089)	$55,966	$9,676
Mining tax expense	10,770	425	23,523	6,782
Adjustments in respect of prior years	-	69	(112)	69
	31,339	(595)	79,377	16,527
Deferred:
Income tax recovery - origination, revaluation and/or reversal of temporary differences	(8,677)	(14,998)	(5,423)	(18,720)
Mining tax recovery - origination, revaluation and/or reversal of temporary difference	(1,844)	(70)	(4,108)	(2,069)
Adjustments in respect of prior years	-	(136)	187	436
	(10,521)	(15,204)	(9,344)	(20,353)
	$20,818	$(15,799)	$70,033	$(3,826)

Adjustments in respect of prior years refers to amounts changing due to the filing of tax returns and assessments from government authorities as well as any change identified that would result in a difference to our current or deferred tax balances as reported in the prior fiscal year end.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and six months ended June 30, 2024 and 2023

21. Share capital

(a) Preference shares:

Authorized: Unlimited preference shares without par value.

Issued and fully paid: Nil.

(b) Common shares:

Authorized: Unlimited common shares without par value.

Issued and fully paid:

	Six months ended Jun. 30, 2024		Year ended Dec. 31, 2023
	Common shares	Amount	Common shares	Amount
Balance, beginning of year	350,728,536	$2,240,233	262,019,857	$1,780,774
Exercise of options	387,711	2,735	67,145	291
Exercise of warrants	105,705	751	-	-
Shares issued on acquisition of Copper Mountain, net of share issuance costs	-	-	84,165,617	436,499
Shares issued on acquisition of Rockcliff	-	-	2,675,324	12,503
Flow through shares, net of share issuance costs	-	-	1,960,000	10,166
Cancelled shares	-	-	(159,407)	-
Shares issued on equity raise, net of share issuance costs	42,366,000	386,195	-	-
Balance, end of period	393,587,952	$2,629,914	350,728,536	$2,240,233

During the six months ended June 30, 2024, the Company declared a dividend of C$0.01 per share. The Company paid $2,591 in dividends on March 22, 2024 to shareholders of record as of March 5, 2024.

On May 24, 2024, the Company closed a bought deal financing with a syndicate of underwriters ("the Offering"). Pursuant to the Offering, the Underwriters purchased on a bought deal basis from the Company a total of 42,366,000 common shares at a price of $9.50 per Common Shares for aggregate gross proceeds of $402,477. Transaction costs related to the Offering were $16,099 resulting in net proceeds to the Company of $386,378. Associated with the Offering were $183 of share issuance costs resulting in net equity raised of $386,195.

During the year ended December 31, 2023, the Company declared two semi-annual dividends of C$0.01 per share. The Company paid $1,908 and $2,555 in dividends on March 24, 2023 and September 22, 2023 to shareholders of record as of March 7, 2023 and September 1, 2023.

During the year ended December 31, 2023, the Company completed a Canadian Development Expense and Canadian Exploration Expense flow-through financing. The Company issued 1,960,000 common shares for proceeds, net of transaction costs, of $14,424. The implied premium on the flow-through shares of $4,258 was recorded as a flow-through share liability. The flow-through share liability will be recognized in earnings as eligible expenditures are made. For three and six months ended June 30, 2024, $317 and $992 of flow-through share liability was renounced and recognized in other expenses (note 6c) on the condensed consolidated interim statements of loss.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and six months ended June 30, 2024 and 2023

(c) Equity-settled share-based compensation - stock options:

The Company's stock option plan was approved in June 2005 and amended in May 2008 (the "Plan"). Under the amended Plan, the Company may grant to employees, officers, directors or consultants of the Company or its affiliates options to purchase up to a maximum of 13 million common shares of Hudbay. The Company has determined that the appropriate accounting treatment is to classify the stock options as equity settled transactions.

The following table outlines the changes in the number of stock options outstanding:

	Jun. 30, 2024		Dec. 31, 2023
	Number of shares subject to option	Weighted- average exercise price C$	Number of shares subject to option	Weighted average exercise price C$
Balance, beginning of year	2,182,970	$7.23	1,528,760	$7.38
Number of units granted	902,874	$7.50	801,661	$6.75
Exercised	(387,711)	$6.25	(67,145)	$3.79
Forfeited	(88,654)	$7.66	(80,306)	$8.33
Expired	(12,087)	$10.24	-	$-
Balance, end of period	2,597,392	$7.44	2,182,970	$7.23

The following table outlines stock options outstanding and exercisable:

Jun. 30, 2024
Range of exercise prices C$	Number of options outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price C$	Number of options exercisable	Weighted average share price at exercise date C$
$3.76 - $5.90	382,582	2.7	$3.76	382,582	$3.76
$5.91 - $6.75	664,806	5.6	$6.75	178,623	$6.75
$6.76 - $8.76	876,701	6.6	$7.50	-	$-
$8.77 - $10.17	390,549	4.7	$9.92	246,417	$9.92
$10.18 - $10.42	282,754	3.7	$10.42	282,754	$10.42

Dec. 31, 2023
Range of exercise prices C$	Number of options outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price C$	Number of options exercisable	Weighted average share price at exercise date C$
$3.76 - $4.82	568,801	3.2	$3.76	568,801	$3.76
$5.91 - $6.75	779,959	6.2	$6.75	-	$-
$6.76 - $10.17	488,340	5.2	$9.76	174,989	$9.57
$10.18 - $10.42	345,870	4.2	$10.42	230,514	$10.42

Hudbay estimates expected life of options and expected volatility based on historical data, which may differ from actual outcomes.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and six months ended June 30, 2024 and 2023

22. Earnings per share

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
Weighted average common shares outstanding
Basic	368,344,407	272,228,447	359,562,824	267,157,797
Plus net incremental shares from:
Assumed conversion: stock options	-	-	400,401	-
Assumed conversion: warrants	-	-	89,199	-
Diluted weighted average common shares outstanding	368,344,407	272,228,447	360,052,424	267,157,797

For periods where Hudbay records a loss, Hudbay calculates diluted loss per share using the basic weighted average number of shares. If the diluted weighted average number of shares were used, the result would be a reduction in the loss, which would be anti-dilutive.

For the three months ended June 30, 2024, the determination of the diluted weighted-average number of common shares excludes the impact of 433,927 weighted-average stock options and 133,088 warrants outstanding that were anti-dilutive as the Company recorded a loss in the financial period.

For the three and six months ended June 30, 2023, the determination of the diluted weighted-average number of common shares excludes the impact of 257,941 and 274,398, respectively, weighted-average stock options outstanding  that were anti-dilutive as the Company recorded a loss in the financial period.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and six months ended June 30, 2024 and 2023

23. Financial instruments

(a) Fair value and carrying value of financial instruments:

The following presents the fair value ("FV") and carrying value ("CV") of Hudbay's financial instruments and non-financial derivatives:

	Jun. 30, 2024		Dec. 31, 2023
	FV	CV	FV	CV
Financial assets at amortized cost
Cash and cash equivalents[1]	$483,767	$483,767	$249,794	$249,794
Short-term investments[1]	40,000	40,000	-	-
Collateral deposits[1]	2,260	2,260	1,359	1,359
Restricted cash[1]	531	531	1,964	1,964
Fair value through profit or loss
Trade and other receivables[2,3]	156,417	156,417	176,214	176,214
Non-hedge derivative assets [4]	5,222	5,222	1,416	1,416
Investments [5]	5,973	5,973	6,452	6,452
Total financial assets	$694,170	$694,170	$437,199	$437,199
Financial liabilities at amortized cost
Trade and other payables1, [2]	$218,342	$218,342	$219,304	$219,304
Deferred Rosemont acquisition consideration [8]	10,000	10,000	9,713	9,713
Agreements with communities [6]	58,605	60,049	53,459	54,979
Wheaton refund liability[10]	10,731	6,962	10,346	6,653
Senior unsecured notes [7]	1,149,084	1,157,725	1,176,312	1,190,586
Senior secured revolving credit facilities[11]	(2,150)	(2,150)	96,950	96,950
Fair value through profit or loss
Gold prepayment liability[9]	15,896	15,896	55,901	55,901
Non-hedge derivative liabilities [4]	14,052	14,052	11,811	11,811
Total financial liabilities	$1,474,560	$1,480,876	$1,633,796	$1,645,897

1 Cash and cash equivalents, short-term investments, collateral deposits, restricted cash, trade and other payables are recorded at carrying value, which approximates fair value due to their short-term nature and generally negligible credit losses.

2 Excludes tax and other statutory amounts.

3 Trade and other receivables contain receivables including provisionally priced receivables classified as FVTPL and various other items at amortized cost. The fair value of provisionally priced receivables is determined using forward metals prices (level 2).

4 Derivatives are carried at their fair value, which is determined based on observable forward market commodity prices corresponding to the maturity of the contract (level 2),

5 All investments are carried at their fair value, which is determined using quoted market bid prices in active markets for listed shares.

6 These financial liabilities relate to agreements with communities near the Constancia project in Peru (note 14). Fair values have been determined using an applicable credit-risk adjusted discounted rate and foreign exchange rates (level 3).

7 Fair value of the senior unsecured notes (note 17a) has been determined using an applicable credit-risk adjusted discount rate (level 3).

8 Discounted value based on a risk adjusted discount rate.

9 The gold prepayment liability (note 15) is designated as fair value through profit or loss under the fair value option. Fair value is determined using observable gold forward prices corresponding to the delivery of gold ounces in the contract along with an estimate of credit-risk for similar instruments (level 3). Gains and losses related to the Company's own credit-risk have been recorded at fair value through other comprehensive income. The fair value adjustment recorded in other comprehensive income for the six months ended June 30, 2024 was a loss of $16 (year ended December 31, 2023 was a loss of $192).

10 Discounted value based on a market rate at inception of the applicable Wheaton contract for carrying value (note 14) and fair value using an applicable credit-risk adjusted discount rate (level 3).

11 Fair value of the senior secured revolving credit facility is valued using an applicable credit adjusted discount rate (level 3).

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and six months ended June 30, 2024 and 2023

Fair value hierarchy

The table below provides an analysis by valuation method of financial instruments that are measured at fair value subsequent to recognition as well as financial instruments not measured at fair value but for which a fair value is disclosed. Levels 1 to 3 are defined based on the degree to which fair value inputs are observable and have a significant effect on the recorded fair value, as follows:

- Level 1: Quoted prices in active markets for identical assets or liabilities;

- Level 2: Valuation techniques use significant observable inputs, either directly or indirectly, or valuations are based on quoted prices for similar instruments; and,

- Level 3: Valuation techniques use significant inputs that are not based on observable market data.

June 30, 2024	Level 1	Level 2	Level 3	Total
Financial assets at FVTPL:
Non-hedge derivatives	$-	$5,222	$-	$5,222
Investments	5,973	-	-	5,973
	$5,973	$5,222	$-	$11,195
Financial liabilities at FVTPL:
Non-hedge derivatives	$-	$14,052	$-	$14,052
Gold prepayment liability	-	15,896	-	15,896
Financial liabilities at amortized cost:
Agreements with communities	-	-	60,049	60,049
Wheaton refund liability	-	-	10,731	10,731
Senior unsecured notes	1,149,084	-	-	1,149,084
	$1,149,084	$29,948	$68,630	$1,247,662

December 31, 2023	Level 1	Level 2	Level 3	Total
Financial assets at FVTPL:
Non-hedge derivatives	$-	$1,416	$-	$1,416
Investments	6,452	-	-	6,452
	$6,452	$1,416	$-	$7,868
Financial liabilities at FVTPL:
Non-hedge derivatives	$-	$11,811	$-	$11,811
Gold prepayment liability	-	55,901	-	55,901
Financial liabilities at amortized cost:
Agreements with communities	-	-	53,459	53,459
Wheaton refund liability	-	-	10,346	10,346
Senior secured revolving credit facilities	-	-	96,950	96,950
Senior unsecured notes	1,176,312	-	-	1,176,312
	$1,176,312	$67,712	$160,755	$1,404,779

The Company's policy is to recognize transfers into and transfers out of fair value hierarchy levels as of the date of the event or change in circumstances that caused the transfer. During the three and six months ended June 30, 2024 and year ended December 31, 2023, Hudbay did not make any such transfers.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and six months ended June 30, 2024 and 2023

Valuation techniques used for instruments categorized in Levels 2 and 3 are consistent with the year ended December 31, 2023.

(b) Derivatives and hedging:

Copper fixed for floating swaps

Hudbay enters into copper fixed for floating swaps in order to manage the risk associated with provisional pricing terms in copper concentrate sales agreements. As at June 30, 2024, Hudbay had 45.6 million pounds of net copper swaps outstanding at an effective average price of $4.41/lb and settling from July to October 2024. As at December 31, 2023, Hudbay had 90.6 million pounds of net copper swaps outstanding at an effective average price of $3.74/lb and settling from January to May 2024. The aggregate fair value of the transactions at June 30, 2024 was an asset of $2,896 (December 31, 2023 - a liability position of $9,515).

Zinc fixed for floating swaps

Hudbay enters into zinc fixed for floating swaps in order to manage the risk associated with provisional pricing terms in zinc concentrate sales agreements. As at June 30, 2024, Hudbay had nil net zinc swaps outstanding. As at December 31, 2023, Hudbay had 13.9 million pounds of net zinc swaps outstanding at an effective average price of $1.14/lb and settling from January to March 2024. The aggregate fair value of the transactions at June 30, 2024 was nil (December 31, 2023 - a liability position of $945).

Copper forward sales

As at June 30, 2024, Hudbay had 13.2 million pounds of copper forwards outstanding at an effective average price of $3.95/lb and settling from July 2024 to May 2025. As at December 31, 2023, Hudbay had 7.9 million pounds of copper forwards outstanding at an effective average price of $3.93/lb and settling from May 2024 to April 2025. The aggregate fair value of the transactions at June 30, 2024 was a liability of $5,759 (December 31, 2023 - an asset position of $65).

Copper costless collars

As at June 30, 2024, Hudbay had 16.5 million pounds of copper collars outstanding settling from July 2024 to April 2025 at an average floor price of $3.88/lb and an average cap price of $4.14/lb. As at December 31, 2023, Hudbay had 13.2 million pounds of copper collars outstanding settling from May 2024 to April 2025 at an average floor price of $3.83/lb and an average cap price of $4.03/lb. The aggregate fair value of the position at June 30, 2024 was a liability of $5,082 (December 31, 2023 - nil).

Gold costless collars

During the first half of 2024, Hudbay entered into zero-cost collar program. As at June 30, 2024, 30,000 ounces of gold collars were unsettled (December 31, 2023 - nil) at an average floor price of $2,110/oz and average cap price of $2,467/oz and settling from July 2024 to December 2024. The aggregate fair value of the position at June 30, 2024 was a liability of $885 (December 31, 2023 - nil).

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and six months ended June 30, 2024 and 2023

(c) Provisionally priced receivables

Changes in fair value of provisionally priced receivables

Hudbay records changes in fair value of provisionally priced receivables related to provisional pricing in concentrate purchase, concentrate sale and certain other sale contracts. Under the terms of these contracts, prices are subject to final adjustment at the end of a future period after title transfers based on quoted market prices during the quotation period specified in the contract. The period between provisional pricing and final pricing is typically up to three months.

Changes in fair value of provisionally priced receivables are presented in trade and other receivables when they relate to sales contracts and in trade and other payables when they relate to purchase contracts. At each reporting date, provisionally priced metals are marked-to-market based on the forward market price for the quotation period stipulated in the contract, with changes in fair value recognized in revenue for sales contracts and in inventory or cost of sales for purchase concentrate contracts. Cash flows related to changes in fair value of provisionally priced receivables are classified in operating activities.

As at June 30, 2024 and December 31, 2023, Hudbay's net position consisted of contracts awaiting final pricing are as indicated below:

Metal in concentrate		Sales awaiting final pricing		Average YTD price ($/unit)
	Unit	Jun. 30, 2024	Dec. 31, 2023	Jun. 30, 2024	Dec. 31, 2023
Copper	pounds (in thousands)	52,628	111,069	4.34	3.87
Gold	troy ounces	27,539	50,563	2,335	2,072
Silver	troy ounces	147,945	205,579	29.32	23.94
Zinc	pounds (in thousands)	-	16,416	-	1.20

The aggregate fair value of provisionally priced receivables within the copper and zinc concentrate at June 30, 2024, was an asset position of $3,373 (December 31, 2023 - an asset position of $22,635).

(d) Other financial liabilities

Gold prepayment liability

The gold prepayment liability (note 15) requires settlement by physical delivery of gold ounces or equivalent gold credits. The fair value of the financial liability at June 30, 2024 was $15,896 (December 31, 2023 - a liability of $55,901).

24. Commitments

            Capital commitments

As at June 30, 2024, Hudbay had outstanding capital commitments in Manitoba of approximately $8,677 of which $3,171 can be terminated, approximately $10,658 in British Columbia of which $3,979 can be terminated, approximately $63,099 in Peru, all of which can be terminated, and approximately $34,471 in Arizona, primarily related to the Copper World Complex, of which none can be terminated.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and six months ended June 30, 2024 and 2023

25. Supplementary cash flow information

(a) Other operating activities:

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
Share-based compensation paid	$(1,618)	$-	$(4,142)	$(5,817)
Write-down/loss on disposal of PP&E	2,057	-	11,102	-
Share based compensation and change of control payments made upon acquisition of Copper Mountain	-	(6,743)	-	(6,743)
Other	690	1,566	488	913
	$1,129	$(5,177)	$7,448	$(11,647)

(b) Change in non-cash working capital:

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
Change in:
Trade and other receivables	$12,781	$28,262	$16,709	$38,042
Other financial assets/liabilities	(11,688)	(21,249)	(11,929)	(31,780)
Inventories	9,645	14,868	15,314	(4,422)
Prepaid expenses	1,431	7,006	(6,548)	7,772
Trade and other payables	8,079	(21,242)	(4,259)	(40,176)
Provisions and other liabilities	(3,794)	(38,966)	(696)	(15,086)
	$16,454	$(31,321)	$8,591	$(45,650)

(c) Non-cash transactions:

During the six months ended June 30, 2024 and 2023, Hudbay entered into the following non-cash investing and financing activities which are not reflected in the condensed consolidated interim statements  of cash flows:

- Remeasurement of Hudbay's decommissioning and restoration liabilities led to a net decrease in related property, plant and equipment assets of $8,215 (June 30, 2023 - a net increase of $27,151), mainly related to changes to real discount rates associated with remeasurement of the liabilities.

- Property, plant and equipment included $11,053 (June 30, 2023 - $4,708) of capital additions related to the recognition of ROU assets and $26,752 (June 30, 2023 - nil) of capital additions related to the recognition of property, plant and equipment that has been financed. Property, plant and equipment and other assets include $1,845 of capital additions related to agreements with communities (June 30, 2023 - $2,707).

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and six months ended June 30, 2024 and 2023

26. Segmented information

Hudbay has the following reportable segments identified by the individual mining operations of Manitoba, British Columbia, Peru, as well as Arizona which holds our Copper World project. Corporate and other activities are not considered an operating segment and are included as a reconciliation to total consolidated results. No results for the British Columbia segment are reflected in the prior period comparative figures as Copper Mountain acquisition closed on June 20, 2023. Hudbay's second quarter 2023 loss was not materially affected by the acquisition as Copper Mountain had no revenues or corresponding cost of sales recorded during the 10 day stub period from the date of acquisition to the end of the second quarter 2023. Corporate and other activities include the Company's exploration activities in Chile, Canada and the State of Nevada. These exploration entities are not individually significant, as they do not meet the minimum quantitative thresholds for standalone segment disclosure.

Three months ended June 30, 2024
	Peru	Manitoba	British Columbia	Arizona	Corporate and other activities	Total
Revenue from external customers	$204,828	$142,548	$78,144	$-	$-	$425,520
Cost of sales
Mine operating costs	116,812	71,630	61,805	-	-	250,247
Depreciation and amortization	58,860	24,744	14,042	-	-	97,646
Gross profit	29,156	46,174	2,297	-	-	77,627
Selling and administrative expenses	-	-	-	-	18,417	18,417
Exploration expenses	4,121	2,211	(348)	-	(34)	5,950
Other expenses (income)	5,043	3,648	2,425	(35)	132	11,213
Re-evaluation adjustment - environmental provision	-	(2,685)	-	-	-	(2,685)
Results from operating activities	$19,992	$43,000	$220	$35	$(18,515)	$44,732
Net interest expense on long term debt						18,460
Accretion on streaming arrangements						6,000
Change in fair value of financial instruments						13,218
Other net finance costs						6,613
Earnings before tax						441
Tax expense						20,818
Net loss for the period						$(20,377)

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and six months ended June 30, 2024 and 2023

Three months ended June 30, 2023
	Peru	Manitoba	Arizona	Corporate and other activities	Total
Revenue from external customers	$218,133	$94,033	$-	$-	$312,166
Cost of sales
Mine operating costs	143,207	57,396	-	-	200,603
Depreciation and amortization	67,340	21,330	-	-	88,670
Gross profit	7,586	15,307	-	-	22,893
Selling and administrative expenses	-	-	-	8,600	8,600
Exploration expenses	3,362	1,946	-	11	5,319
Other expenses	1,510	4,957	149	7,278	13,894
Re-evaluation adjustment - environmental provision	-	(4,692)	-	-	(4,692)
Results from operating activities	$2,714	$13,096	$(149)	$(15,889)	$(228)
Net interest expense on long term debt					17,800
Accretion on streaming arrangements					6,596
Change in fair value of financial instruments					(87)
Other net finance costs					6,194
Loss before tax					(30,731)
Tax recovery					(15,799)
Net loss for the period					$(14,932)

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and six months ended June 30, 2024 and 2023

Six months ended June 30, 2024
	Peru	Manitoba	British Columbia	Arizona	Corporate and other activities	Total
Revenue from external customers	$492,734	$311,784	$145,991	$-	$-	$950,509
Cost of sales
Mine operating costs	245,639	149,653	118,717	-	-	514,009
Depreciation and amortization	129,890	51,338	25,691	-	-	206,919
Gross profit	117,205	110,793	1,583	-	-	229,581
Selling and administrative expenses	-	-	-	-	35,024	35,024
Exploration expenses	6,313	10,667	5	-	1,558	18,543
Other expenses	8,249	6,853	3,567	8,216	588	27,473
Re-evaluation adjustment - environmental provision	-	(7,954)	-	-	-	(7,954)
Results from operating activities	$102,643	$101,227	$(1,989)	$(8,216)	$(37,170)	$156,495
Net interest expense on long term debt						37,668
Accretion on streaming arrangements						12,176
Change in fair value of financial instruments						20,172
Other net finance costs						18,288
Earnings before tax						68,191
Tax expense						70,033
Net loss for the period						$(1,842)

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and six months ended June 30, 2024 and 2023

Six months ended June 30, 2023
	Peru	Manitoba	Arizona	Corporate and other activities	Total
Revenue from external customers	$404,935	$202,450	$-	$-	$607,385
Cost of sales
Mine operating costs	234,593	127,294	-	-	361,887
Depreciation and amortization	109,300	46,792	-	-	156,092
Gross profit	61,042	28,364	-	-	89,406
Selling and administrative expenses	-	-	-	17,746	17,746
Exploration expenses	6,871	6,524	-	166	13,561
Other expenses	2,731	8,505	870	6,747	18,853
Re-evaluation adjustment - environmental provision	-	(12,932)	-	-	(12,932)
Results from operating activities	$51,440	$26,267	$(870)	$(24,659)	$52,178
Net interest expense on long term debt					34,807
Accretion on streaming arrangements					13,097
Change in fair value of financial instruments					5,510
Other net finance costs					12,065
Loss before tax					(13,301)
Tax recovery					(3,826)
Net loss for the period					$(9,475)

June 30, 2024
	Peru	Manitoba	British Columbia	Arizona	Corporate and other activities	Total
Total assets	$2,359,957	$613,005	$1,050,654	$744,338	$674,468	$5,442,422
Total liabilities	919,493	384,592	298,498	22,682	1,234,953	2,860,218
Property, plant and equipment[1]	1,941,600	648,603	870,453	727,769	41,715	4,230,140

1 Included in Corporate and other activities are $27.6 million of property, plant and equipment that is located in Nevada.

December 31, 2023
	Peru	Manitoba[2]	British Columbia[2]	Arizona	Corporate and other activities[2]	Total
Total assets	$2,406,260	$673,437	$1,018,602	$736,680	$477,655	$5,312,634
Total liabilities	1,086,229	413,355	274,510	23,446	1,308,255	3,105,795
Property, plant and equipment[1]	2,001,716	693,972	850,477	727,903	41,938	4,316,006

1 Included in Corporate and other activities are $27.6 million of property, plant and equipment that is located in Nevada.

2 On January 1, 2024, the Company amalgamated with Copper Mountain Mining Inc., Hudbay British Columbia Inc. and Rockcliff Metals Corp. and continued carrying on business as Hudbay Minerals Inc. Following the amalgamation Copper Mountain Mining Inc. and Hudbay British Columbia Inc, which do not contain operating assets and have liabilities primarily related to head office finance leases, have moved from British Columbia to Corporate and other activities. Rockcliff Metals Corp. has move from Corporate and other activities to the Manitoba segment

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and six months ended June 30, 2024 and 2023

27. Events after reporting period

Senior unsecured notes repurchase

From July 1 to August 12, 2024, Hudbay repurchased and retired an additional $13,364 and $35,097 of 2026 and 2029 notes, respectively, at a discount.